

May 20, 2013

Via E-mail
Walter W. Bettinger II
President and Chief Executive Officer
The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

      Re: The Charles Schwab Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed February 22, 2013
                Form 10-Q for the Quarterly Period Ended March 31, 2013
                Filed May 7, 2013
                File No. 001-09700

Dear Mr. Bettinger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Item 7A – Quantitative and Qualitative Disclosures about Market Risk, page 47

1.   We note that you have established policies and procedures which include setting guidelines on the amount of net interest revenue at risk, and monitoring the net interest margin and average maturity of its interest-earning assets and funding sources. With respect to the guidelines set for your net interest revenue simulation model, please revise your future filings to discuss your procedures for addressing any breaches of such guidelines and whether any breaches have occurred during the periods presented.

Item 8. Financial Statements and Supplementary Data, page 49

Note 2 – Significant of Significant Accounting Policies, page 55

Loans to banking clients and related allowance for loan losses, page 57

2.   We note your disclosure on page 58 that you consider loan modifications in which you make an economic concession to a borrower experiencing financial difficulty to be a troubled debt restructuring (TDR). Tell us the amount of your TDRs by loan class as of December 31, 2012. To the extent such loans are material, please revise your future filings to comply with the disclosure requirements of ASC 310-10-50-33 through 50-34. Further, to the extent that you have impaired loans and such loans are material, explain to us how you complied with the disclosure requirements within ASC 310-10-50-14A through 50-15. If your TDRs and impaired loans are considered to be immaterial for the periods presented please state that fact in your future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 1. Condensed Consolidated Financial Statements, page 1

Note 3 - Loans to Banking Clients and Related Allowance for Loan Losses, page 8

3.   Please tell us how you comply with ASC 270-10-50-1(p) as it requires disclosure in your interim filings of accounting policies over nonaccrual and past due financing receivables and allowance for credit loss pursuant to ASC 310-10-50-6 and 50-11(B).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Rebekah Lindsey at (202) 551-3303 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief